Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
by and among
BISCUIT PARENT, LLC
BISCUIT MERGER SUB, LLC
and
ROVER GROUP, INC.
Dated as of November 29, 2023

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Page

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9.8 Remedies	91
9.9 Governing Law	92
9.10 Consent to Jurisdiction	92
9.11 WAIVER OF JURY TRIAL	93
9.12 Company Disclosure Letter References	94
9.13 Counterparts	94
9.14 No Limitation	94

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 29, 2023, by and among Biscuit Parent, LLC, a Delaware limited liability company (“Parent”), Biscuit Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Rover Group, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.
RECITALS
A.    The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (collectively with the other transactions contemplated by this Agreement, the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger in accordance with the DGCL.
B.    Each of the managing member of Parent and the managing member of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.
C.    Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered (i) a limited guaranty (the “Guaranty”) from each of the parties set forth on Exhibit A (the “Guarantors”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement and (ii) a commitment letter between Parent and the Guarantors, pursuant to which the Guarantors have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein (the “Equity Commitment Letter”).
D.    Prior to the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company have entered into Voting Agreements (“Voting Agreements”) in connection with the Merger.
E.    Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I
DEFINITIONS & INTERPRETATIONS
1.1    Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:
(a)“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing customary provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive material non-public information of or with respect to the Company to keep such information confidential; provided, however, that, in each case, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal).
(b)“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub or any of their Affiliates) to engage in an Acquisition Transaction.
(c)“Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:
(i)any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons, whether from the Company or any other Person(s), of securities representing more than 15% of the total outstanding voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 15% of the total outstanding voting power of the Company after giving effect to the consummation of such tender or exchange offer;
(ii)any direct or indirect purchase, exclusive license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 15% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or
(iii)any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold securities representing more than 15% of the total outstanding voting power of the Company outstanding after giving effect to the consummation of such transaction.
(d)“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise, provided, that, with respect to Parent and Merger Sub, the term “Affiliate” as used in Section 4.6, Section 4.11(e) and Section 4.12 shall not include any investment fund, investment vehicle or client sponsored or advised by Blackstone Inc. or the Guarantors or any of its or their Affiliates or any of the portfolio companies (as such term is commonly understood in the private equity industry) or other investments of any such investment fund, investment vehicle or client.
(e)“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, UK Bribery Act 2010, anti-bribery legislation promulgated by the European Union and implemented by its member states, legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. and similar anti-bribery Laws of the jurisdictions in which the Company conducts business, in each case as applicable to the Company.
(f)“Anti-Money Laundering Laws” means all applicable Laws, regulations, administrative orders, and decrees concerning or relating to the prevention of money laundering or countering the financing of terrorism, including the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act, which legislative framework is commonly referred to as the “Bank Secrecy Act,” and the rules and regulations thereunder.
(g)“Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.
(h)“Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company Group as of December 31, 2022 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2022.
(i)“Business Day” means each day that is not a Saturday, Sunday or other day on which the Company is closed for business or the Federal Reserve Bank of San Francisco is closed.
(j)“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act and any similar or successor legislation, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, as well as any applicable guidance issued thereunder or relating thereto.
(k)“Code” means the Internal Revenue Code of 1986, as amended.
(l)“Company Board” means the Board of Directors of the Company.
(m)“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
(n)“Company Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company.
(o)“Company Equity Plans” means the equity plans set forth in Section 1.1(m) of the Company Disclosure Letter that provide for the issuance of any Company Options or Company RSUs.

(p)“Company Group” means the Company and its Subsidiaries.
(q)“Company Intellectual Property” means any Intellectual Property that is owned by the Company Group.
(r)“Company Material Adverse Effect” means any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company Group, taken as a whole; provided, however, that none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):
(i)changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally, including changes in the rate of inflation, supply chain disruptions or trade policies;
(ii)changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;
(iii)changes in conditions in the industries in which the Company Group generally conducts business;
(iv)changes in regulatory, legislative or political conditions in the United States or any other country or region in the world;
(v)any geopolitical conditions, outbreak of hostilities, armed conflicts, protests, social unrest, civil disobedience, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any of the foregoing) in the United States or any other country or region in the world;
(vi)earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, pandemics and other force majeure events (including any escalation or worsening of any of the foregoing) in the United States or any other country or region in the world;
(vii)any Effect resulting from the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, suppliers, customers, partners, vendors or any other third Person (other than for purposes of determining whether a Company Material Adverse Effect has occurred in Section 3.5);
(viii)the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement;

(ix)any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing following the date hereof;
(x)changes or proposed changes in GAAP or other accounting standards or in any applicable Laws or regulations (or the enforcement or interpretation of any of the foregoing);
(xi)changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);
(xii)any failure, in and of itself, by the Company Group to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);
(xiii)the availability or cost of equity, debt or other financing to Parent or Merger Sub;
(xiv)any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Merger or any other transaction contemplated by this Agreement;
(xv)any COVID-19 Measures; and
(xvi)any matters expressly disclosed in the Company Disclosure Letter;
except, with respect to clauses (i), (ii), (iii), (iv), (v), and (vi) to the extent that such Effect has had a materially disproportionate adverse effect on the Company relative to other similarly situated companies operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.
(s)“Company Options” means any options to purchase shares of Company Common Stock granted under any of the Company Equity Plans.
(t)“Company Preferred Stock” means the Preferred Stock, par value $0.0001 per share, of the Company.
(u)“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, the Company Group.
(v)“Company RSUs” means any restricted stock units granted under any of the Company Equity Plans.

(w)“Company Stockholders” means the holders of shares of Company Capital Stock.
(x)“Continuing Employees” means each individual who is an employee of the Company Group immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.
(y)“Contract” means any written contract, subcontract, note, bond, mortgage, indenture, lease, sublease, easement, license, sublicense or other binding agreement.
(z)“COVID-19” means SARS-CoV-2 or COVID-19, and any variants, evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks, or any escalation or worsening of any of the foregoing (including any subsequent waves).
(aa)“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, Governmental Order, Action, directive, guidelines or recommendations promulgated by any Governmental Authority that has jurisdiction over the Company or its Subsidiaries, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to COVID-19, including the CARES Act.
(ab)“Debt Fund Affiliate” means (i) any fund or client managed by, advised or sub-advised by or under common management with Blackstone Alternative Credit Advisors LP, Blackstone Real Estate Special Situations Advisors L.L.C. and Blackstone Tactical Opportunities Fund L.P., (ii) any fund or client managed by an adviser within the credit focused division of Blackstone Inc. or Blackstone ISG-I Advisors L.L.C., (iii) The Blackstone Strategic Opportunity Funds (including masters, feeders, onshore, offshore and parallel funds), (iv) funds and accounts managed by Blackstone Alternative Solutions, L.L.C. or its Affiliates and (v) any other Affiliate of Blackstone Inc. that is a fund or investment vehicle that is engaged in the making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course; provided that none of Parent, Merger Sub, the Guarantors shall constitute Debt Fund Affiliates.
(ac)“Direct Consultant” means any current independent contractor who is also a natural person who provides services directly to the Company or any of the Company’s Subsidiaries (excluding, for the avoidance of doubt, any independent contractor of the Company or any of the Company’s Subsidiaries who lists or has listed such independent contractor’s pet services through the Company’s or a Company Subsidiary’s website or other listing of pet services providers).
(ad)“DOJ” means the United States Department of Justice or any successor thereto.
(ae)“Earnout Shares” means up to 2,192,687 shares of Company Common Stock to be issued by the Company immediately prior to the consummation of the Merger pursuant to Section 3.7 of that certain Business Combination Agreement and Plan of Merger by and among Nebula Caravel Acquisition Corp, Fetch Merger Sub, Inc. and A Place for Rover, Inc. d/b/a Rover, dated as of February 10, 2021 (the “BCA”).
(af)“Environmental Law” means any applicable Law or order relating to pollution, the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.
(ag)“ERISA” means the Employee Retirement Income Security Act of 1974.
(ah)“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
(ai)“Exchange Act” means the Securities Exchange Act of 1934.
(aj)“Excluded Information” means any (i) financial statements of the Company Group other than the Required Financial Statements; (ii) description of all or any component of the Debt Financing; (iii) pro forma financial statements or adjustments or projections (including information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments), it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, will be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments and (iv) other information that is not regularly maintained by the Company or the Company Subsidiaries in the ordinary course of business.
(ak)“Financing Sources” means the Persons, if any, that provide the Debt Financing in connection with the Merger and any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and their and their Affiliates’ current, former and future officers, directors, general or limited partners, shareholders, members, controlling persons, employees, agents and representatives involved in the Debt Financing and the successors and assigns of each of the foregoing; provided that none of Parent, Merger Sub or their respective Affiliates (including the Guarantors), other than any Debt Fund Affiliates, shall constitute Financing Sources.
(al)“FTC” means the United States Federal Trade Commission or any successor thereto.
(am)“GAAP” means generally accepted accounting principles, consistently applied, in the United States.
(an)“Governmental Authority” means any government, governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal, arbitrator (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.
(ao)“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination, assessment or award (including any arbitration award), in each case, entered by or with any Governmental Authority.
(ap)“Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” or for which liability or standard of conduct may be imposed under Environmental Law, including petroleum and petroleum products, per- and polyfluoroalkyl substances, polychlorinated biphenyls and friable asbestos.

(aq)“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
(ar)“Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities pursuant to capitalized leases; (v) liabilities arising out of interest rate and currency swap arrangements and any other Contract designed to provide protection against fluctuations in interest or currency rates; (vi) deferred purchase price liabilities related to past acquisitions of equity in, or material assets or material property of, any business or any corporation, partnership, association or other business organization or division thereof; (vii) payment obligations arising in connection with earnouts or other contingent payment obligations under Contracts providing for past acquisitions of equity in, or material assets or material property of, any business or any corporation, partnership, association or other business organization or division thereof (other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened); (viii) liabilities arising from any breach of any of the foregoing; and (ix) indebtedness of others guaranteed by the Company Group or secured by any lien or security interest on the assets of the Company Group.
(as)“Intellectual Property” means any and all worldwide rights in or to intellectual property, including the following: (i) patents, patent applications, invention disclosures, and all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”); (ii) registered and unregistered or common law trademarks, logos, service marks, trade dress, and trade names, slogans and other source identifiers, pending applications therefor, rights of publicity, social and mobile media identifiers and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; and (iv) trade secrets, know-how, methods, processes, and other proprietary rights.
(at)“International Trade Laws” means all applicable import and export Laws in countries in which the Company conducts business, including but not limited to those under the authority of United States Departments of Commerce (Bureau of Industry and Security); Homeland Security (Customs and Border Protection); State (Directorate of Defense Trade Controls); and Treasury (Office of Foreign Assets Control) and all comparable applicable export and import Laws outside the United States for each country where the Company conducts business.
(au)“In-the-Money Company Options” means Company Options with an exercise price per share less than the Per Share Price.
(av)“IRS” means the United States Internal Revenue Service or any successor thereto.
(aw)“Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Persons set forth on Section 1.1(oo) of the Company Disclosure Letter, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question. With respect to matters involving Intellectual Property, Knowledge does not require the Company, or any of its directors, officer or employees, to have conducted or have obtained any freedom-to-operate opinions or any Patent, Trademark or other Intellectual Property clearance searches, and if not conducted or obtained, no knowledge of any third Person Patents, Trademarks or other Intellectual Property that would have been revealed by such opinions or searches will be imputed to the Company or any of its directors, officers or employees.
(ax)“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, guidance, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
(ay)“Legal Proceeding” means any claim, action, charge, lawsuit, litigation, investigation (to the Knowledge of the Company, as used in relation to the Company) or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.
(az)“Material Contract” means any of the Contracts set forth in Section 3.15(a)(i).
(ba)“Nasdaq” means The Nasdaq Stock Market and any successor stock exchange.
(bb)“Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) liens imposed by applicable Law (other than Tax Law); (iv) pledges or deposits to secure obligations pursuant to workers’ compensation laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, minor imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company Group; (vii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date hereof; (viii) licenses to Company of Intellectual Property; (ix) any other liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company Group, taken as a whole; (x) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company Group; or (xi) liens (or other encumbrances of any type) that do not materially and adversely affect the use or operation of the property subject thereto.
(bc)“Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(bd)“Personal Information” means information Processed by or for the Company or its Subsidiaries that is defined as “personal data”, “personal information”, “non-public personal information”, “personally identifiable information” or any similar term under Laws governing privacy, data protection, or cybersecurity applicable to the Company or its Subsidiaries.
(be)“Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); and (iii) registered Copyrights and applications for Copyright registration.
(bf)“Required Financial Statements” means (i) the Company Financial Statements filed with the SEC since January 1, 2022 through the date hereof and (ii) such other annual and quarterly financial statements that are required to be filed by the Company Group with the SEC after the date hereof (which, for the avoidance of doubt, shall not be Required Financial Statements for purposes of this Agreement until the last date by which such financial statements are required to be filed with the SEC under the applicable regulations of the SEC).
(bg)“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (including, at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Donetsk People’s Republic, Luhansk People’s Republic, and Crimea regions of Ukraine).
(bh)“Sanctioned Person” means any Person that is the target of any applicable Sanctions Laws, including (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) His Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.
(bi)“Sanctions Laws” means any trade, economic or financial sanctions Laws, applicable to the Company, administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) His Majesty’s Treasury of the United Kingdom.
(bj)“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
(bk)“SEC” means the United States Securities and Exchange Commission or any successor thereto.
(bl)“Securities Act” means the Securities Act of 1933, as amended.
(bm)“Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.
(bn)“Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing) and the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board (or a committee thereof) deems relevant, and if consummated, would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account any revisions to this Agreement committed to by Parent in writing prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”
(bo)“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.
(bp)“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and any other charge of any kind in the nature of (or similar to) taxes, in each case including any interest, penalty, or addition thereto.
(bq)“Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to or regarding the Merger or any other transaction contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement, any Other Required Company Filing or any other communications to the Company Stockholders, other than any Legal Proceedings among the Parties or any of their Affiliates or with the Financing Sources related to this Agreement, the Guaranty or the Equity Commitment Letters.
(br)“Vested Company Option” means a Company Option that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Effective Time or that vests solely as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Effective Time).

(bs)“Vested Company RSU” means a Company RSU that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Effective Time or that vests solely as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Effective Time).
(bt)“WARN” means the United States Worker Adjustment and Retraining Notification Act and any similar foreign, state or local Law, regulation or ordinance.
1.2    Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Advisor	5.3(c)
Agreement	Preamble
Alternative Acquisition Agreement	5.3(b)
BCA	1.1(ee)
Blackstone	6.2(b)
Bylaws	3.1
Capitalization Date	3.8(a)
Cash Replacement Company RSU Amounts	2.8(a)(ii)
Cash Replacement Option Amounts	2.8(b)(ii)
Certificate of Merger	2.2
Certificates	2.9(c)
Charter	2.5(a)
Chosen Courts	9.10(a)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Board Recommendation	3.4(a)
Company Board Recommendation Change	5.3(d)(i)
Company Disclosure Letter	Article III
Company Liability Limitation	8.3(e)(ii)
Company Plans	6.11(b)
Company Related Parties	8.3(e)(ii)
Company SEC Reports	3.10
Company Stockholder Meeting	6.4(a)
Company Termination Fee	8.3(b)(i)
Comparable Plans	6.11(b)
Confidentiality Agreement	9.4
Consent	3.6

Copyrights	1.1(oo)
D&O Insurance	6.10(c)
Debt Financing	6.6(a)(i)
DGCL	Recitals
Dissenting Company Shares	2.7(c)(i)
DTC	2.9(d)
DTC Payment	2.9(d)
Effect	1.1(r)
Effective Time	2.2
Electronic Delivery	9.13
Employee Plans	3.18(a)
Enforceability Limitations	3.3
Equity Commitment Letter	Recitals
Equity Financing	4.11(a)
ERISA Affiliate	3.18(a)
ESPP	2.8(e)
Exchange Fund	2.9(b)
Export Approvals	3.14(c)
Go-Shop Period	5.3(a)
Governmental Approval	3.7
Guarantors	Recitals
Guaranty	Recitals
Indemnified Persons	6.10(a)
Intervening Event	5.3(e)(i)
Intervening Event Notice Period	5.3(e)(i)
Lease	3.14(b)
Leased Real Property	3.22(b)
Marks	1.1(ee)
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	3.16(c)
New Plans	6.11(c)
No-Shop Period Start Date	5.3(a)
Notice Period	5.3(e)(ii)(3)
Old Plans	6.11(c)
Other Required Company Filing	6.3(b)
Other Required Parent Filing	6.3(c)
Owned Company Shares	2.7(a)(iii)
Parent	Preamble
Parent Liability Limitation	8.3(e)(i)

Parent Related Parties	8.3(e)(i)
Party	Preamble
Patents	1.1(ss)
Payment Agent	2.9(a)
Per Share Price	2.7(a)(ii)
Permits	3.20
Personal Information Laws and Policies	3.24(a)
Privacy Policies	3.24(a)
Processing	3.24(a)
Proxy Statement	6.3(a)
Recent SEC Reports	Article III
Reimbursement Obligations	6.6(f)
Representatives	5.3(a)
Requisite Stockholder Approval	3.5
Sublease	3.22(c)
Surviving Corporation	2.1
Termination Date	8.1(c)
Title IV Plan	3.16(c)
Top Vendors	3.28(a)
Uncertificated Shares	2.9(c)
Unvested Company Options	2.8(b)(ii)
Unvested Company RSU	2.8(a)(ii)
Vested Option Consideration	2.8(b)(i)
Vested RSU Consideration	2.8(a)(i)
Voting Agreements	Recitals
WBCA	3.4(c)

1.3    Certain Interpretations.
(a)When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.
(b)When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”
(c)Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”
(e)When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.
(f)The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.
(g)When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.
(h)Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.
(i)When used herein, references to “ordinary course” or “ordinary course of business” will be construed to mean “ordinary course of business, consistent with past practices.”
(j)A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time.
(k)All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.
(l)The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.
(m)The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1).
(n)The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.
(o)No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(p)The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.
(q)The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.
(r)Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at https://www.dfsvenue.com with the name “Project Biscuit” (prior to 6:01 p.m. Pacific Time on the day prior to the date hereof) or publicly filed with or furnished to the SEC and available in its Electronic Data Gathering, Analysis and Retrieval (EDGAR) database (prior to the day prior to the date hereof).
Article II
THE MERGER
2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”
2.2    The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).
2.3    The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., Pacific time, at the offices of Wilson Sonsini Goodrich & Rosati, P.C., One Market Plaza, Spear Tower, Suite 3300, San Francisco, CA 94105, on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4    Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.
2.5    Certificate of Incorporation and Bylaws.
(a)Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.10(a), the Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “Rover Group, Inc.”.
(b)Bylaws. At the Effective Time, subject to the provisions of Section 6.10(a), the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.
2.6    Directors and Officers.
(a)Directors. At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.
(b)Officers. At the Effective Time, the initial officers of the Surviving Corporation will be the officers of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.
2.7    Effect on Capital Stock.
(a)Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:
(i)each share of common stock, par value $0.0001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii)each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $11.00, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and
(iii)each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor.
(b)Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date hereof and prior to the Effective Time.
(c)Statutory Rights of Appraisal.
(i)Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7. Such Company Stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.9.
(ii)The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares. For purposes of this Section 2.7(c)(ii), “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such demands but will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.
2.8    Equity Awards.
(a)Company RSUs. Unless otherwise agreed to by the Parties, at the Effective Time, by virtue of the Merger, the Company RSUs that are unexpired, unexercised, and outstanding as of immediately prior to the Effective Time shall be treated as follows.
(i)Vested Company RSUs. Each Vested Company RSU shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of shares subject to the Vested Company RSU, multiplied by (B) the Per Share Price, subject to any required withholding of Taxes (the “Vested RSU Consideration”).
(ii)Unvested Company RSUs. Each Company RSU that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time that is not a Vested Company RSU (the “Unvested Company RSUs”) shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to (A) the amount of the Per Share Price multiplied by (B) the total number of shares of Company Common Stock subject to such Unvested Company RSU immediately prior to the Effective Time (the “Cash Replacement Company RSU Amounts”), which Cash Replacement Company RSU Amounts will, subject to the holder’s continued service with the Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSUs for which such Cash Replacement RSU Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Company RSU Amounts will have the same terms and conditions (including, with respect to vesting (including accelerated vesting on specific terminations of employment, to the extent applicable)) as applied to the Unvested Company RSUs for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Company RSU Amounts.
(b)Company Options. Unless otherwise agreed to by the Parties, at the Effective Time, by virtue of the Merger, the Company Options that are unexpired, unexercised, and outstanding as of immediately prior to the Effective Time shall be treated as follows:
(i)Vested Options. Each Vested Company Option shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of shares subject to such Vested Company Option, multiplied by (B) the excess, if any, of the Per Share Price over the applicable per share exercise price under such Vested Company Option, subject to any required withholding of Taxes (the “Vested Option Consideration”).
(ii)Unvested Options. Each Company Option that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time that is not a Vested Company Option (the “Unvested Company Options”) shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the product of (A) the aggregate number of Shares subject to such Unvested Company Option multiplied by (B) the excess, if any, of the Per Share Price over the applicable per share exercise price under such Unvested Company Option, subject to any required withholding of Taxes (the “Cash Replacement Option Amounts”), which Cash Replacement Option Amounts will, subject to the holder’s continued service with the Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Option for which such Cash Replacement Option Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Option Amounts will have the same terms and conditions (including, with respect to vesting (including accelerated vesting on specific terminations of employment, to the extent applicable)) as applied to the award of Unvested Company Options for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Option Amounts.
(iii)Notwithstanding the foregoing, if the per share exercise price of any Company Option that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time, is equal to or greater than the Per Share Price, such Company Option shall be cancelled immediately upon the Effective Time pursuant to this Section 2.8(b) without payment or consideration.
(c)Payment Procedures. The Surviving Corporation shall pay on the first payroll date after the Closing Date the aggregate Vested Option Consideration and Vested RSU Consideration, as applicable, net of any applicable withholding Taxes, payable with respect to each of the Vested Company Options and Vested Company RSUs through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required tax withholdings) to the applicable holders of such Vested Company Options and Vested Company RSUs. Notwithstanding the foregoing, if any payment owed to a holder of Company Options and Company RSUs pursuant to Section 2.8(a) or Section 2.8(b), as applicable, cannot be made through the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent by overnight courier to such holder promptly following the Closing Date (but in no event later than the first payroll date following the Closing Date).
(d)Further Actions. The Company will take all action necessary to effect the cancellation and exchange, as applicable, of Company RSUs and Company Options upon the Effective Time and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). All Company Equity Plans will terminate as of the Effective Time, and the provisions in any other Employee Plan or Contract providing for the issuance or grant of any other interest in respect of the capital stock of the Company Group will be cancelled as of the Effective Time, and the Company will take all action necessary to effect the foregoing. The Company will use its reasonable best efforts to ensure that following the Effective Time no participant in any Company Equity Plan or other Employee Plan will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any of their respective Subsidiaries.
(e)Treatment of Employee Stock Purchase Plan. With respect to the Company’s 2021 Employee Stock Purchase Plan (the “ESPP”), as soon as practicable following the date hereof, the Company Board (or a committee thereof) will adopt resolutions or take other actions as may be required to provide that no individual will participate, or be allowed to commence participation, in the ESPP following the date hereof. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company will terminate the ESPP.

2.9    Exchange of Certificates.
(a)Payment Agent. Prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.
(b)Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.
(c)Payment Procedures. Promptly following the Effective Time (and in any event within three Business Days), Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates”); and (ii) uncertificated shares of Company Common Stock that represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Uncertificated Shares”) (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent); and (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Price payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificate; by (y) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered will forthwith be cancelled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares; by (2) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.
(d)DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (B) the Per Share Price (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.
(e)Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. Payment of the applicable Per Share Price with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.
(f)No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g)Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares two years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.
2.10    No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.
From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.
2.11    Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
2.12    Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation will be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company RSUs or Company Options such amounts as are required to be deducted or withheld therefrom pursuant to any Tax Laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
2.13    No Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.
2.14    Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time will take all such lawful and necessary action.
Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after July 30, 2021 and prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”) (it being (i) understood that any matter disclosed in any Recent SEC Report will be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent on the face of such disclosure in such Recent SEC Report that it is applicable to such section of the Company Disclosure Letter; and (ii) acknowledged that nothing disclosed in the Recent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.3, Section 3.4, Section 3.8 or Section 3.19; or (b) subject to the terms of Section 9.12, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date hereof (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:
3.1    Organization; Good Standing. The Company has been duly incorporated and is validly existing under the Laws of the State of Delaware. The Company has made available to Parent true, correct and complete copies of the Charter and the Amended and Restated Bylaws of the Company (the “Bylaws”), each as amended as of the date of this Agreement. The Company has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect. The Company is not in breach or violation of any of the provisions contained in the Charter or Bylaws in any material respect. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a Company Material Adverse Effect.
3.2    Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, and the name of any equityholder other than the Company or any Subsidiary of the Company is set forth on Section 3.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to as of the date of this Agreement. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.
3.3    Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (the preceding clauses (A) and (B), the “Enforceability Limitations”).
3.4    Company Board Approval; Fairness Opinion; Anti-Takeover Laws.
(a)Company Board Approval. The Company Board has, by unanimous vote of directors present at a duly constituted meeting of the Company Board, which constituted a valid quorum in accordance with the Charter and the Bylaws, (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger in accordance with the DGCL (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date of this Agreement.
(b)Fairness Opinions.
(i)The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of Goldman Sachs & Co. LLC, to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the Per Share Price to be received pursuant to, and in accordance with, the terms of this Agreement by the holders of shares of Company Common Stock (other than Parent or any Affiliate of Parent) is fair, from a financial point of view, to such holders (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).
(ii)The Company Board has received the written opinion of Centerview Partners LLC that, as of the date of such written opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Per Share Price to be paid to the holders of shares of Company Common Stock (other than Owned Company Shares, Dissenting Company Shares or Company Common Stock held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders (it being understood and agreed that such written opinion is for the benefit of the Company and may not be relied upon by Parent, any Affiliate of Parent or any other Person).
(c)Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Merger.
3.5    Requisite Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the Merger (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary pursuant to applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.
3.6    Non-Contravention. Subject to the receipt of the Governmental Approvals set forth in Section 3.7, and except as set forth on Section 3.6 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) subject to receipt of the Requisite Stockholder Approval, violate or conflict with any provision of, or result in the breach of, or default under the Charter, Bylaws or BCA, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law (subject, in the case of the DGCL, to receipt of the Requisite Stockholder Approval), Permit or Governmental Order applicable to the Company or any of the Company’s Subsidiaries (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 3.15(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (x) have a Company Material Adverse Effect or (y) reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger.
3.7    Requisite Governmental Approvals. Assuming the truth and completeness of the representations and warranties of Parent contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Approval”) is required on the part of the Company or its Subsidiaries with respect to the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of applicable U.S. and state securities Laws, the HSR Act; (ii) any Governmental Approvals required on the part of the Company or its Subsidiaries, the absence of which would not have a Company Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to perform or comply with, on a timely basis, any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby or thereby; and (iii) the filing of the Certificate of Merger in accordance with the DGCL.

3.8    Company Capitalization.
(a)Capital Stock. The authorized capital stock of the Company consists of (i) 990,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of Company Preferred Stock. As of 5:00 p.m., Pacific time, on November 27, 2023, (such time and date, the “Capitalization Date”), (A) 180,436,843 shares of Company Common Stock were issued and outstanding; (B) no shares of Company Preferred Stock were issued and outstanding and (C) no shares of Company Capital Stock were held by the Company as treasury shares. Pursuant to the BCA (which has not been amended, restated, supplemented or otherwise modified since its execution on February 10, 2021), the Company will be required to issue 2,192,687 shares of Company Common Stock as the Earnout Shares immediately prior to the Effective Time. All outstanding shares of Company Common Stock are, and the Earnout Shares when issued will be, validly issued, fully paid, nonassessable and free of any preemptive rights. From the Capitalization Date through the date of this Agreement, the Company has not issued or granted any Securities other than pursuant to the settlement of Company RSUs or exercise of Company Options that, in each case, were outstanding prior to the Capitalization Date.
(b)Stock Reservation. As of the Capitalization Date, the Company has reserved 8,890,937 shares of Company Common Stock for issuance pursuant to the Company Equity Plan. As of the Capitalization Date, there were outstanding (i) Company RSUs representing the right to receive up to 14,197,241 shares of Company Common Stock and (ii) Company Options to acquire 10,976,033 shares of Company Common Stock, all of which are In-the-Money Company Options with a weighted average exercise price of $1.79.
(c)Incentive Equity Awards. All Company Options and Company RSUs have been granted in accordance with the terms of the Company Equity Plans. Each Company Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable. Each Company Option is intended to either qualify as an “incentive stock option” under Section 422 of the Code or to be exempt under Section 409A of the Code. Each Company RSU is intended to be exempt under Section 409A of the Code. The Company has made available to Parent, accurate and complete copies of (i) the Company Equity Incentive Plan, (ii) the forms of standard award agreement under the Company Equity Plans, (iii) copies of any award agreements that materially deviate from such forms and (iv) a list of all outstanding equity and equity based awards granted under any Company Equity Plan, together with the material terms thereof (including, but not limited to, grant date, exercise price, vesting terms, form of award, expiration date, and number of shares underlying such award). The treatment of the Company Options and Company RSUs under this Agreement does not violate the terms of the applicable Company Equity Plan or any Contract governing the terms of such awards.
(d)Company Securities. Except as set forth in this Section 3.8, as of the Capitalization Date there were (i) other than the Company Common Stock, no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue or register, or that restrict the transfer or voting of, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the

Company; or any of its Subsidiaries (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Securities”), (v) no calls, subscriptions, pre-emptive rights, Contracts, agreements, arrangements, understandings or other commitments of any kind for the purchase or issuance of Securities to which the Company or any of its Subsidiaries is a party, (vi) no “phantom stock” or similar obligations of the Company or any of its Subsidiaries, (vii) no Contracts requiring the Company or any of its Subsidiaries to acquire any equity interest of any other Person and (viii) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan in effect.
(e)Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Securities.
3.9    Capitalization of Subsidiaries.
(a)The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the certificate of incorporation, bylaws or equivalent organizational documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the certificate of incorporation, bylaws or equivalent organizational documents of each such Subsidiary or any Contract to which each such Subsidiary is a party.
(b)The Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Section 3.9 of the Company Disclosure Letter, neither the Company nor its Subsidiaries hold any Securities of any Person.
3.10    Company SEC Reports. Since July 30, 2021, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.
3.11    Company Financial Statements; Internal Controls; Indebtedness.
(a)Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company Group filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on

Form 10-Q, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (ii) fairly present, in all material respects, the consolidated financial position of the Company Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.
(b)Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since July 30, 2021, (i) the Company has been and is an “emerging growth company” as defined in Section 2(a) of the Securities Act and (ii) the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.
(c)Controls. The Company has established and maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company Group are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.
(d)Indebtedness. Section 3.11(d) of the Company Disclosure Letter set forth the Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, other than (i) Indebtedness reflected in the Audited Company Balance Sheet or otherwise included in the Company SEC Reports and (ii) Indebtedness with a principal amount payable by the Company or its Subsidiaries of less than $500,000.
3.12    No Undisclosed Liabilities. Except as set forth on Section 3.12 of the Company Disclosure Letter, there is no other liability, debt or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, of the Company and its Subsidiaries, (c) that will be discharged or paid off prior to or at the Closing, (d) arising in the ordinary course of business under Contracts of the Company or any of its Subsidiaries existing as of the date of this Agreement or (e) which would not, individually or in the aggregate, have a Company Material Adverse Effect.
3.13    Litigation and Proceedings. Except as would not be material to the Company and its Subsidiaries, taken as a whole: (a) there are no pending or, to the Knowledge of the Company, threatened Legal Proceedings, against the Company or any of the Company’s Subsidiaries or their respective properties or assets; (b) other than examinations conducted in the ordinary course of a Governmental Authority’s generally applicable supervisory jurisdiction, there are no investigations or other inquiries that are pending, or, to the Knowledge of the Company, have been threatened against, the Company or any of the Company’s Subsidiaries or their respective properties or assets by any Governmental Authority; (c) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries, nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order. There is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries that would prevent, materially impair or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.
3.14    Legal Compliance.
(a)Compliance with Laws. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and for the prior three (3) years has been, in compliance with all applicable Laws.
(b)Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee or agent acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, to the Knowledge of the Company, there are no current or pending, and for the last three (3) years there have been no, internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.
(c)Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries (i) are and for the last three (3) years have been in compliance with all Anti-Money Laundering Laws, International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the Knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws or any Export Approvals. Neither the Company nor any of its Subsidiaries, any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees (when acting in their capacity as such) or any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.
3.15    Material Contracts.
(a)List of Material Contracts. Section 3.15(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xiv) below to which, as of the date of this Agreement the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than an Employee Plan. True, correct and complete copies of the Contracts listed on Section 3.15(a) of the Company Disclosure Letter have previously been delivered to or made available to Parent or its agents or representatives, together with all material amendments thereto.
(i)Any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as a whole;
(ii)Any Contract with any of the Top Vendors;
(iii)Any Contract that, in the twelve-month period ended September 30, 2023, was the source of $1 million or more in revenue for the Company and its Subsidiaries, based on amounts paid or payable;
(iv)Each debenture, Contract or other evidence of Indebtedness of the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $1 million;
(v)Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last three (3) years, in each case, involving payments in excess of $1 million other than (A) Contracts in which the applicable acquisition or disposition has been consummated and there are no liabilities of the Company or its Subsidiaries remaining or obligations of the Company or its Subsidiaries ongoing and (B) any disposition of assets by the Company or any of its Subsidiaries in the ordinary course of business;
(vi)The Leases set forth on Section 3.22(b) of the Company Disclosure Letter;

(vii)Each Contract involving the formation of a joint venture, legal partnership or limited liability company (other than a wholly-owned Subsidiary of the Company);
(viii)Each Contract related to use, transfer, or assignment of Intellectual Property by or of the Company and its Subsidiaries and material to the business of the Company and its Subsidiaries that (A) contain exclusive licenses to Company Intellectual Property, or (B) resolve any dispute related to Intellectual Property, in each case of (A) – (B), other than Contracts for (x) commercially available off-the-shelf software with a replacement cost and annual license or replacement fee of less than $1,000,000, (y) granted to end users or service providers in the ordinary course of business, including incidental trademark licenses ancillary to marketing, printing or advertising Contracts and (z) agreements with employees and independent contractors on the Company’s standard forms;
(ix)Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area, in each case (A) and (B), that are material to the operation of the business of the Company and the Company’s Subsidiaries, taken as a whole;
(x)Any Contract that grants to any Person any preferred pricing, “most-favored nation” or similar rights that are material to the operation of the business of the Company and the Company’s Subsidiaries, taken as a whole; and
(xi)Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal or first offer to purchase or acquire exclusive rights or ownership with respect to any Company Intellectual Property or to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries.
(b)Validity. All of the Contracts listed pursuant to Section 3.15(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto, except for such failures to be in full force and effect that would not have a Company Material Adverse Effect. Except, in each case, where the occurrence of such breach or default or failure to perform would not be a Company Material Adverse Effect, (x) neither the Company, the Company’s Subsidiaries, nor, to the Knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) neither the Company nor any of its Subsidiaries has received any written claim or notice of termination or breach of or default under any such Contract, and (z) to the Knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).
3.16    Employee Plans.
(a)Section 3.16(a) of the Company Disclosure Letter sets forth a complete list, as of the date of this Agreement, of each material “employee benefit plan” as defined in Section 3(3) of ERISA and any other material plan, policy, program, or agreement (including any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable Law and maintained by any Governmental Authority (each, an “Employee Plan”). The Company has delivered to Parent, to the extent applicable, true, complete and correct copies of (A) each Employee Plan (or, if not written a written summary of its material terms), including all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications (C) the most recent annual report (Form 5500 series) filed with the IRS with respect to such Employee Plan, (D) the most recent actuarial report or other financial statement relating to such Employee Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Employee Plan and any pending request for such a determination letter.
(b)Except as would not have a Company Material Adverse Effect, each Employee Plan has been established, operated, funded and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code.
(c)No Employee Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is or was subject to Title IV of ERISA or Sections 412 or 430 of the Code (“Title IV Plan”) and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.
(d)Except as would not have a Company Material Adverse Effect, with respect to each Employee Plan, no Legal Proceedings, actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Legal Proceedings, actions, suits or claims.
(e)Except as set forth on Section 3.16(e) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits (including Company Options and Company RSUs) due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company, (iii) limit or restrict the right of Parent to merge, amend or terminate any Employee Plan on or after the Effective Time, or (iv) result in any “excess parachute payment” under Section 280G of the Code to any current or former employee, officer or other individual service provider of the Company or a Subsidiary of the Company.
(f)Neither the Company nor any of its Subsidiaries has any obligation to provide any Person a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g)Except as would not have a Company Material Adverse Effect, with respect to each Employee Plan subject to the Laws of any jurisdiction outside the United States, (i) all employer contributions to each such Employee Plan required by applicable Law or by the terms of such Employee Plan have been made, (ii) each such Employee Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Employee Plan that would reasonably be expected to adversely affect any such approval or good standing, and (iii) each such Employee Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws. Each Employee Plan subject to the Laws of any jurisdiction outside the United States which provides retirement benefits is a defined contribution plan.
3.17    Labor Relations; Employees.
(a)Except as set forth on Section 3.17(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar agreement, no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and no labor union, works council or any other employee representative body has, to the Knowledge of the Company, requested or sought to represent any of the employees of the Company or its Subsidiaries. To the Knowledge of the Company, there have been no labor organization activity involving any employees of the Company or any of its Subsidiaries. In the past three (3) years, there has been no actual or, to the Knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.
(b)Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries are, and have been for the past three (3) years, in compliance with all Laws respecting labor and employment applicable to the Company’s and its Subsidiaries (including in respect of each of its employees and Direct Consultants) including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.
(c)Except as would not have a Company Material Adverse Effect, in the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement, (iii) notice of any charge or complaint with respect to or relating to them before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, worker classification, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding before any Governmental Authority by or on behalf of any present or former employee or other service provider (including pet services providers) of such entities, any applicant for employment or classes of the foregoing alleging misclassification, breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, and with respect to each of (i) through (v) herein, no such matters are pending or to the Knowledge of the Company, threatened.
(d)In the past three (3) years, no Governmental Authority has determined that the Company or its Subsidiaries has misclassified any individual as a non-employee.
(e)In the past three (3) years, neither the Company nor any of the Company’s Subsidiaries has entered into a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries resolving specific allegations made by such individual relating to sexual harassment or sexual misconduct by either (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at or above the level of Vice President or Senior Director. To the Knowledge of the Company, in the last three (3) years, no allegations of sexual harassment or sexual misconduct have been made against (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at or above the level of Vice President or Senior Director.
3.18    Tax Matters.
(a)All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material amounts of Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(b)The Company and each of its Subsidiaries complied in all material respects with all applicable withholding and related reporting and record-keeping requirements.
(c)Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any material amounts of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency (except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is currently in effect.
(d)There are no liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.
(e)No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid, except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(f)There are no Tax audits or other examinations of the Company or any of its Subsidiaries presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any income or other material Taxes of the Company or any of its Subsidiaries.
(g)Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.

(h)Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnification or Tax sharing agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts not primarily related to Taxes).
(i)Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the three (3) years prior to the date of this Agreement.
(j)Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.
(k)No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction and, to Company’s knowledge, there is no basis for any such claim to be made.
(l)Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside of the country of its organization.
(m)Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Section 6707A(c)(2) of the Code.
(n)Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date (other than amounts received in the ordinary course of business), (iii) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), or (v) the application of Section 965(a) of the Code. None of the Company or any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).
(o)The Company has not been a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code.
3.19    Brokers. Except as set forth on Section 3.19 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Parent, the Company or any of the Company’s Subsidiaries has any obligation.

3.20    Insurance. Except as would not have a Company Material Adverse Effect, each of the insurance policies held by, or for the benefit of, the Company or any of the Company’s Subsidiaries in effect as of the date of this Agreement are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy.
3.21    Permits. Except as would not have a Company Material Adverse Effect, the Company Group holds, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities (“Permits”) that are required for the operation of the business of the Company Group as currently conducted. The Company Group complies with the terms of all Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not have a Company Material Adverse Effect.
3.22    Real Property.
(a)The Company Group does not own any real property.
(b)Section 3.22(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements, pursuant to which the Company Group uses or occupies, or has the right to use or occupy, now or in the future, any real property in excess of 1,000 square feet (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as would not have a Company Material Adverse Effect or materially and adversely affect the current use by the Company or its Subsidiaries of the Leased Real Property, (i) to the Knowledge of the Company, there are no disputes with respect to such Lease; (ii) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (iii) there are no liens (other than Permitted Liens) on the estate or interest created by such Lease. The Company or one of its Subsidiaries has a valid, binding and enforceable leasehold estate in the Leased Real Property, free and clear of all liens (other than Permitted Liens) subject to the Enforceability Exceptions. Neither the Company Group, nor to the Knowledge of the Company, any other party to the Lease is in material breach of or default pursuant to any Lease, and to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Lease.
(c)Section 3.22(c) of the Company Disclosure Letter contains a true, correct and complete list of all of the existing material subleases, licenses or similar agreements (each, a “Sublease”) granting to any Person, other than the Company Group, any right to use or occupy, now or in the future, the Leased Real Property. With respect to each of the Subleases, (i) to the Knowledge of the Company, there are no disputes with respect to such Sublease; (ii) the other party to such Sublease is not an Affiliate of, and otherwise does not have any economic interest in, the Company Group.
3.23    Intellectual Property.
(a)Section 3.23(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all (i) material items of Company Registered Intellectual Property; and (ii) Legal Proceedings before any Governmental Authority (other than actions related to the ordinary course prosecution of Company Registered Intellectual

Property before the United States Patent and Trademark Office or the equivalent authority anywhere in the world) related to any material Company Registered Intellectual Property. None of the material Company Registered Intellectual Property is jointly owned with any third Person. To the Knowledge of the Company, the Company Intellectual Property is subsisting, valid, and enforceable.
(b)To the Knowledge of the Company, except as would not be a Company Material Adverse Effect, the Company and its Subsidiaries, taken as a whole, own, free and clear of all Liens (other than Permitted Liens) all material Company Intellectual Property and have a valid right to use all other material Intellectual Property used in or necessary for the operation of the Company’s and its Subsidiaries’ business.
(c)To the Knowledge of the Company, the operation of the business of the Company Group as such business currently is conducted as of the date of this Agreement (i) does not infringe, misappropriate, dilute or otherwise violate and (ii) in the last six (6) years has not infringed, misappropriated or otherwise violated, the Intellectual Property of any third Person in a manner that results in a Company Material Adverse Effect. There is no Action pending to which the Company or any of the Company’s Subsidiaries is a named party, or to the Knowledge of the Company, that is threatened, alleging the Company’s or its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any Person.
(d)Except as set forth on Section 3.23(d) of the Company Disclosure Letter, to the Knowledge of the Company as of the date of this Agreement (i) no Person is infringing upon, misappropriating or otherwise violating any Company Intellectual Property, except as would not have a Company Material Adverse Effect, and (ii) the Company and its Subsidiaries have not sent to any Person within the three (3) years preceding the date of this Agreement any written notice, charge, complaint, claim or other written assertion against any Person claiming infringement or violation by or misappropriation of any Company Intellectual Property.
(e)The Company and its Subsidiaries take, and throughout the three (3) years preceding the date of this Agreement have taken, commercially reasonable measures to protect the confidentiality of trade secrets included in the Company Intellectual Property, and to the Knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to same in any manner that has resulted in the misappropriation of, or loss of any trade secret or other rights in and to such information that are material to the Company Group, taken as a whole.
(f)To the Knowledge of the Company, as would not have a Company Material Adverse Effect, no IT system owned or controlled by the Company contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that are designed to permit unauthorized access or the unauthorized disablement or erasure of such or IT System or information or data (or any parts thereof) of the Company or its Subsidiaries or customers or partners of the Company and its Subsidiaries.
(g)To the Knowledge of the Company, the Company’s and its Subsidiaries’ use, distribution and conveyance of material software proprietary to the Company or its Subsidiaries’ is in compliance with all Open Source Licenses applicable thereto and such use, distribution or conveyance does not require the disclosure or licensing of any source code of such material software that is proprietary to the Company or its Subsidiaries, except as would not have a Company Material Adverse Effect.

(h)(i) No Person has the current or contingent right to access or possess any source code proprietary to the Company, and (ii) none of the Company nor any of its Subsidiaries has disclosed, made available or provided to any Person, or allowed any Person to access or use, any such source code, in each case, other than employees, contractors and consultants of the Company and its Subsidiaries that have a duty of confidentiality with respect to same, except in each case as would not have a Company Material Adverse Effect. The Company and its Subsidiaries have possession or control of all source code owned or purported to be owned by the Company or its Subsidiaries, except as would not be material to the operation of the business of the Company and the Company’s Subsidiaries, taken as a whole.
3.24    Privacy and Cybersecurity.
(a)The Company and its Subsidiaries are, and during the three (3) years preceding the date of this Agreement have been, in compliance with all of the following to the extent governing privacy, data protection or cybersecurity with respect to the collection, processing, storage, use, disclosure, retention, disposal, transfer, protection, or performance of any other operation (collectively, “Processing”) of Personal Information by or for the Company or its Subsidiaries: (i) applicable Laws, and the applicable requirements of applicable industry standards to which the Company or any of its Subsidiaries is legally bound, (ii) the Company’s and its Subsidiaries’ published, public-facing notices (the “Privacy Policies”), and (iii) the Company’s and its Subsidiaries’ contractual obligations, (collectively, (i)-(iii), “Personal Information Laws and Policies”), except in each case of (i)-(iii), as would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. There are no Actions pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries, in each case, alleging a violation of any Personal Information Laws and Policies by the Company or any of the Company’s Subsidiaries, and during the three (3) years preceding the date of this Agreement, there have been no such Actions brought against the Company or any of the Company’s Subsidiaries. Except as would not have a Material Adverse Effect on the Company and its Subsidiaries, neither the Company nor any of the Company’s Subsidiaries has as of the date of this Agreement received any written notice from (i) any Governmental Authority or (ii) any other Person, in each case with respect to (i) and (ii), relating to an alleged violation of Personal Information Laws and Policies by the Company or any of the Company’s Subsidiaries.
(b)Except as would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, during the three (3) years preceding the date of this Agreement, there have been no breaches, cyberattacks, security incidents, unauthorized uses, or other unauthorized access to the IT systems used by the Company (or unauthorized Processing of any Personal Information or confidential data stored thereon or Processed thereby), and (ii) there has been no incident that has caused any material disruption to, or interruption in, the IT systems used by or for the Company or the conduct of the business of the Company and its Subsidiaries. The Company and its Subsidiaries take, and during the three (3) years preceding the date of this Agreement have taken, commercially reasonable measures designed to protect confidential or sensitive information (including Personal Information) Processed by or for the Company or any of its Subsidiaries against unauthorized access, use, modification, loss, disclosure, other Processing, or any other misuse, in each case, except as would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.
3.25    Environmental Matters. Except as would not have a Company Material Adverse Effect, none of the Company and its Subsidiaries (i) has received any written notice alleging that the Company or any of its Subsidiaries has violated, or has any liability under, any applicable Environmental Law; (ii) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed, or arranged for the disposal, of any Hazardous Substances in violation of, or as would give rise to liability under, any applicable

Environmental Law; (iii) has exposed any employee or other Person to Hazardous Substances in violation of or in a manner giving rise to liability under any applicable Environmental Law; (iv) is a party to or is subject to any pending or, to the Knowledge of the Company, threatened Legal Proceeding (x) alleging the noncompliance by or liability of the Company or its Subsidiaries with any Environmental Law; or (y) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law; (v) has failed or is failing to comply with any Environmental Law; or (vi) to the Knowledge of the Company, does not own or operate any property or facility contaminated by any Hazardous Substance which has resulted or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under Environmental Law.
3.26    Absence of Certain Changes. Since the date of the Audited Company Balance Sheet, (a) except for the transactions contemplated hereby, the business of the Company and the Company’s Subsidiaries has been conducted in all material respects, in the ordinary course of business and (b) no action has been taken with respect to the Company or its Subsidiaries or their respective businesses which, if taken after the date of this Agreement and prior to the Closing, would constitute a violation of Sections 5.2(a), 5.2(b), 5.2(e), 5.2(f), 5.2(g), 5.2(h), 5.2(l) or 5.2(u). From the date of the Audited Company Balance Sheet to the date of this Agreement, there has not been any Company Material Adverse Effect.
3.27    Government Contracts. The Company is not party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. Neither the Company nor any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.
3.28    Top Vendors.
(a)Section 3.28(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten (10) vendors, in each case, based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2022 (the “Top Vendors”).
(b)Except as set forth on Section 3.28(b) of the Company Disclosure Letter, none of the Top Vendors has, as of the date of this Agreement, informed in writing the Company or any of the Company’s Subsidiaries that it will, or, to the Knowledge of the Company, threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the Knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening in writing a material dispute against the Company or its Subsidiaries or their respective businesses.
3.29    Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company Group, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to

Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.
3.30    No Additional Representations or Warranties. Notwithstanding any provision of this Agreement to the contrary, except as provided in this Article III, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Parent or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Parent or Merger Sub or their Affiliates.
Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub hereby represent and warrant to the Company as follows:
4.1    Organization; Good Standing.
(a)Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.
(b)Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.
(c)Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of Parent and Merger Sub, each as amended to date. Neither Parent nor Merger Sub is in violation of its certificate of incorporation, bylaws or other similar organizational document.
4.2    Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder; or (iii) the consummation of the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.
4.3    Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any Law or order applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.
4.4    Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates (a) in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act; and (iv) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.
4.5    Legal Proceedings; Orders.
(a)No Legal Proceedings. As of the date hereof, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.
(b)No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.
4.6    Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates or, to the knowledge of Parent or any of its Affiliates, any employees of Parent, Merger Sub or any of their Affiliates (a) has owned any shares of Company Capital Stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the three years prior to the date hereof.
4.7    Brokers. Other than Evercore Group L.L.C. and Moelis & Company LLC, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

4.8    Operations of Parent and Merger Sub. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Equity Commitment Letter or any agreements or arrangements entered into in connection with the Debt Financing, the Guaranty and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all liens.
4.9    No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Merger. The vote or consent of Parent, as the sole member of Merger Sub, is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.
4.10    Guaranty. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and constitutes a legal, valid and binding obligation of the Guarantors, enforceable against them in accordance with its terms, subject to the Enforceability Limitations. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantors pursuant to the Guaranty.
4.11    Financing.
(a)Equity Commitment Letter. As of the date hereof, Parent has delivered to the Company a true, correct and complete copy of the executed Equity Commitment Letter, dated as of the date hereof, pursuant to which the Guarantors have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of funding up to the aggregate value of the Merger (such financing, the “Equity Financing”). The Equity Commitment Letter provides that (A) the Company is an express third party beneficiary thereof in connection with the Company’s exercise of its rights under Section 9.8(b); and (B) subject in all respects to Section 9.8(b), Parent and the Guarantors will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise of such third party beneficiary rights.
(b)No Amendments. As of the date hereof, (i) the Equity Commitment Letter and the terms of the Equity Financing have not been amended or modified prior to the date hereof; (ii) no such amendment or modification is contemplated; and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, there are no other Contracts, agreements, side letters or arrangements to which Parent or Merger Sub or any of their respective Affiliates is a party relating to the funding or investing, as applicable, of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. Other than as set forth in the Equity Commitment Letter, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Equity Financing.
(c)Sufficiency of Equity Financing. The net proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letter, along with the cash on hand at the Company at Closing, will be, in the aggregate, sufficient to (i) make the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and (ii) pay all fees and expenses required to be paid at the Closing by the Company, Parent or Merger Sub in connection with the Merger and the Equity Financing.
(d)Validity. As of the date hereof, the Equity Commitment Letter (in the form delivered by Parent to the Company) is in full force and effect and constitutes the legal, valid and binding obligations of Parent, Merger Sub and the Guarantors, as applicable, enforceable against Parent, Merger Sub and the Guarantors, as applicable, in accordance with its terms, subject to the Enforceability Limitations. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Equity Financing pursuant to any agreement relating to the Equity Financing to which the Guarantors, Parent or Merger Sub, or any of their respective Affiliates, is a party. As of the date hereof, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute or result in a default or breach on the part of Parent, Merger Sub or the Guarantors pursuant to the Equity Commitment Letter or otherwise result in any portion of the Equity Financing not being available (it being understood that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III or the Company’s compliance hereunder). As of the date hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it, whether or not such term or condition is contained in the Equity Commitment Letter or that the full amount of the Equity Financing will not be available as of the Closing (it being understood that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III or the Company’s compliance hereunder). As of the date hereof, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date hereof, in each case pursuant to and in accordance with the terms of the Equity Commitment Letter.
(e)No Exclusive Arrangements. As of the date hereof, none of the Guarantors, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract, arrangement or understanding (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Merger; or (ii) expressly prohibiting any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company Group in connection with the Merger.
4.12    Stockholder and Management Arrangements. As of the date hereof, except for the Voting Agreements, neither Parent or Merger Sub nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder (other than any existing limited partner of the Guarantors or any of their Affiliates), director, officer, employee or other Affiliate of the Company Group (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) such holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company other than the Guarantors has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.
4.13    Other Interests. None of Parent, Merger Sub or the Guarantors, has acquired, or has agreed to acquire, in any manner (including by purchasing a substantial portion of the assets of or equity in) any business or any corporation, partnership, association or other business organization or division thereof that would reasonably be expected to: (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Merger (including the expiration or termination of any applicable waiting period required under the HSR Act); (b) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Merger; (c) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (d) prevent, materially impair or materially delay the consummation of the Merger.
4.14    Solvency. As of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of each of the Surviving Corporation and its Subsidiaries will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries, including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of each of the Surviving Corporation and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) each of the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) each of the Surviving Corporation and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
4.15    Exclusivity of Representations and Warranties.
(a)No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:
(i)neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;
(ii)no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and
(iii)the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).
(b)Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:
(i)any representation or warranty, express or implied;
(ii)any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or
(iii)the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.
Article V
INTERIM OPERATIONS OF THE COMPANY
5.1    Affirmative Obligations. Except (a) as expressly contemplated by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) as contemplated by Section 5.2; (d) for any actions taken reasonably and in good faith to respond to COVID-19 or any COVID-19 Measures, or (e) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause each of its Subsidiaries to, (i) use its respective commercially reasonable efforts to maintain its existence in good standing pursuant to applicable Law; (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, conduct its business and operations in the ordinary course of business; and (iii) use its respective commercially reasonable efforts to (a) preserve intact its material assets, properties, Contracts or other legally binding understandings, licenses and business organizations; (b) keep available the services of its current officers and key employees; and (c) preserve the current relationships with customers, vendors, distributors, partners (including platform partners, referral partners, consulting and implementation partners), lessors, licensors, licensees, creditors, contractors and other Persons with which the Company Group has business relations; provided, that no action or failure to act by the Company or any of its Subsidiaries with respect to the matters specifically addressed by any provision of Section 5.2 will be deemed a breach of this Section 5.1.
5.2    Forbearance Covenants. Except (i) as set forth in Section 5.2 of the Company Disclosure Letter; (ii) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed); or (iii) as expressly contemplated by the terms of this Agreement, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:
(a)amend the Charter, the Bylaws or any other similar organizational document;
(b)propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Securities, except (A) for the issuance or sale of shares of Company Common Stock pursuant to Company Options or Company RSUs outstanding as of the Capitalization Date in accordance with their terms; (B) pursuant to agreements set forth in Section 3.8(d) of the Company Disclosure Letter as in effect on the date hereof; or (C) for the issuance of the Earnout Shares pursuant to the BCA (without giving effect to any amendments, supplements, modifications or waivers of the BCA after the date hereof);
(d)directly or indirectly acquire, repurchase or redeem any Securities, except for (A) repurchases, withholdings, or cancellations of Securities pursuant to the terms and conditions of Company Options or Company RSUs outstanding as of the date hereof in accordance with their terms as of the date hereof, or (B) transactions between the Company and any of its direct or indirect Subsidiaries;
(e)(A) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (C) pledge or encumber any shares of its capital stock or other equity or voting interest; or (D) modify the terms of any shares of its capital stock or other equity or voting interest;
(f)(A) incur or assume any Indebtedness (including any long-term or short-term debt, but excluding Indebtedness of the type described in Section 1.1(rr)(vi) and Section 1.1(r)(vii) or, with respect to the foregoing, Section 1.1(rr)(viii)) or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business; (2) obligations incurred pursuant to business credit cards in the ordinary course of business; and (3) intercompany loans or advances between or among the Company and/or its direct or indirect wholly-owned Subsidiaries; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company;
(g)mortgage or pledge any of its and its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than Permitted Liens), other than in connection with financing transactions permitted by Section 5.2(f) or consented to by Parent;
(h)make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) extensions of credit to customers in the ordinary course of business; (2) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto; and (3) loans, advances or capital contributions to, or investments in, direct or indirect wholly-owned Subsidiaries of the Company;
(i)acquire, lease, license, sell, abandon, transfer, assign, guarantee, or exchange any assets, tangible or intangible (including any Company Intellectual Property), in each case in excess of $425,000 individually, and other than (1) the sale, lease or licensing of products or services of the Company Group or other materials embodying Company Intellectual Property in the ordinary course of business; (2) the acquisition, assignment or abandonment of immaterial Company Intellectual Property in connection with the exercise of the reasonable business judgment of the Company Group or in the ordinary course of business; (3) the abandonment of trade secrets in the ordinary course of business to the extent not economically desirable to maintain for the conduct of the business of the Company Group; and (4) any capital expenditures permitted by (or consented to by Parent) under Section 5.2(n);
(j)(A) enter into, adopt, amend (including accelerating the vesting, payment or funding), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, phantom equity, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other Employee Plan or employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee of the Company Group in any manner; (B) increase the compensation of any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group, pay any special bonus or special remuneration to any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group, or pay any benefit not required by (or accelerate the time of payment or vesting of any payment becoming due under) any Employee Plan as in effect as of the date hereof, except in the case of each of (A) and (B), (1) as may be required by applicable Law or the terms of the applicable Employee Plan in effect as of the date hereof; (2) in connection with any new hires of employees of the Company Group in the ordinary course of business and consistent with past practice and whose annual salary is less than $275,000; or (3) for increases in compensation for employees of the Company Group below the level of vice president and whose annual salary is less than $275,000 in the ordinary course of business and consistent with past practice (it being understood that these exceptions in the foregoing clauses (1), (2) and (3) will not apply to any actions otherwise prohibited by Section 5.2(c) or the following sub-clause (C)); or (C) enter into any change in control, severance or similar agreement or any retention or similar agreement with any officer, employee, director, individual independent contractor, individual consultant, or other individual service provider of the Company Group, except as may be required by applicable law or the terms of the applicable Employee Plan in effect as of the date hereof;
(k)settle, release, waive or compromise any pending or threatened material Legal Proceeding or other claim, except for the settlement of any Legal Proceedings or other claim that is (A) reflected or reserved against in the Audited Company Balance Sheet; (B) for solely monetary payments by the Company (net of any insurance proceeds received or reasonably expected to be received) of no more than $750,000 individually and $4,000,000 in the aggregate; or (C) settled in compliance with Section 6.15;
(l)except as required by applicable Law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any change in any of its accounting principles or practices;
(m)(A) make or change any material Tax election; (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund; (C) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (D) file an amended Tax Return that could materially increase the Taxes payable by the Company or its Subsidiaries; or (E) enter into a closing agreement with any Governmental Authority regarding any material Tax;
(n)incur or commit to incur any capital expenditure(s) other than (1) consistent with the capital expenditure budget set forth in Section 5.2(n) of the Company Disclosure Letter, (2) capitalization of labor costs in the ordinary course of business or (3) to the extent that such capital expenditures do not exceed $1,000,000 individually or $5,000,000 in the aggregate;

(o)enter into, modify or amend, or terminate any (i) Contract (other than any Material Contract) that if so entered into, modified, amended or terminated would have a Company Material Adverse Effect; or (ii) Material Contract except in the ordinary course of business or as permitted under Section 5.2(c) and Section 5.2(j);
(p)materially reduce insurance coverage of the Company Group in a manner inconsistent with past practice;
(q)engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;
(r)effectuate a “plant closing,” “mass layoff” (each as defined in WARN) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee;
(s)grant any material refunds, credits, rebates, or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business;
(t)acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or enter into any joint venture, legal partnership (excluding, for avoidance of doubt, strategic relationships, alliances, reseller agreements and similar commercial relationships), limited liability corporation or similar legal arrangement with any third Person;
(u)enter into any collective bargaining agreement or agreement to form a work council or other Contract with any labor organization or works council (except to the extent required by applicable Law);
(v)adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to Parent’s rights under Section 5.3(e)(i)(2) or Section 5.3(e)(ii)(3);
(w)amend, supplement, modify, waive or terminate the BCA; or
(x)enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.
5.3    No Solicitation.
(a)Go-Shop Period. Notwithstanding anything to the contrary set forth in this Agreement, during the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 12:00 p.m., Pacific time on December 29, 2023 (the “No-Shop Period Start Date”), the Company and its Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (collectively, “Representatives”) shall have the right to: (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement, furnish to any Person (and its Representatives and financing sources subject to the terms and obligations of such Acceptable Confidentiality Agreement applicable to such Person) any non-public information relating to the Company Group or afford to any such Person (and such Representatives and financing sources) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company

Group, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, provided, however, that the Company will promptly (and in any event within 24 hours) provide to Parent, or provide Parent access to, any such non-public information concerning the Company Group that is provided to any such Person or its Representatives that was not previously provided to Parent or its Representatives; and (iii) participate or engage in discussions or negotiations with any such Person (and such Representatives and financing sources) with respect to an Acquisition Proposal.
(b)No Solicitation or Negotiation. Subject to the terms of this Section 5.3, from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will cease and cause to be terminated any discussions or negotiations with any Person and its Representatives that would be prohibited by this Section 5.3(b), request the prompt return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement was entered into with respect to a potential Acquisition Proposal, or any such Person who made an Acquisition Proposal, at any time within the six month period immediately preceding the No-Shop Period Start Date and will (A) cease providing any further information with respect to the Company or any Acquisition Proposal to any such Person or its Representatives; and (B) terminate all access granted to any such Person and its Representatives to any physical or electronic data room. Subject to the terms of Section 5.3(c), from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company Group will not, and will not instruct, authorize or knowingly permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than to Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person (other than its Representatives acting on its behalf or Parent, Merger Sub or any designees of Parent or Merger Sub) with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.3); (iv) approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). From the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement solely to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof).
(c)Superior Proposals. Notwithstanding anything to contrary set forth in this Section 5.3, from the No-Shop Period Start Date until the Company’s receipt of the Requisite

Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the Company’s financial advisor), participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company an Acquisition Proposal after the date of this Agreement, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal (in each case, if requested by such Person), in each case with respect to an Acquisition Proposal that did not result from any material breach of Section 5.3(b); provided, however, that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, and the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 5.3(c) would be inconsistent with its fiduciary obligations pursuant to applicable Law; and provided further, however, that the Company will promptly (and in any event within 24 hours) make available to Parent any non-public information concerning the Company Group that is provided to any such Person or its Representatives that was not previously made available to Parent.
(d)No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(e), at no time after the date hereof may the Company Board (or a committee thereof):
(i)(A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions); (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal; or (2) the delivery by the Company to Parent of any notice contemplated by Section 5.3(e) will constitute a Company Board Recommendation Change; or
(ii)cause or permit the Company Group to enter into an Alternative Acquisition Agreement.

(e)Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:
(i)other than in connection with a bona fide Acquisition Proposal that constitutes a Superior Proposal, the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to any positive material event or development or material change in circumstances with respect to the Company that was (A) not actually known to, or reasonably expected by, the Company Board as of the date hereof; and (B) does not relate to (a) any Acquisition Proposal; or (b) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (b) may be considered and taken into account) (each such event, an “Intervening Event”), if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary obligations pursuant to applicable Law and if and only if:
(1)the Company has provided prior written notice to Parent at least four Business Days in advance (the “Intervening Event Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) so determined; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(e)(i), which notice will specify the applicable Intervening Event in reasonable detail; and
(2)prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such four Business Day period, must have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board (or a committee thereof) no longer determines that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary obligations pursuant to applicable Law; and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation); provided, however, that in the event of any material changes to the facts and circumstances relating to such Intervening Event, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(i) (other than the requirement of a presentation as contemplated by this clause (i)(2)) with respect to such new written notice (it being understood that the “Intervening Event Notice Period” in respect of such new written notice will be two Business Days); or
(ii)if the Company has received a bona fide Acquisition Proposal, whether during the Go-Shop Period or after the No-Shop Period Start Date, that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case if and only if:
(1)the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary obligations pursuant to applicable Law;
(2)the Company Group and its Representatives have complied in all material respects with their obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;
(3)(i) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(e)(ii) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Company Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation); provided, however, that in the event of any material revisions to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(ii) (other than the requirement of a presentation as contemplated by clause (ii)(3) above) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be two Business Days); and
(4)in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(h), including paying the Company Termination Fee in accordance with Section 8.3(b)(iii).
(f)Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, within one Business Day) notify Parent if any inquiries, offers or proposals that constitute an Acquisition Proposal are received by the Company or, to the Knowledge of the Company, any of its Representatives, or any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or, to the Knowledge of the Company, any of its Representatives with respect to, or that constitute or would reasonably be expected to lead to, an Acquisition Proposal. Such notice must include (i) the identity of the Person or “group” of Persons making such offers or proposals

(unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or “group” of Persons that is in effect on the date of this Agreement); and (ii) a summary of the material terms and conditions of such offers or proposals. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status (and supplementally provide the terms) of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations. For purposes of this Section 5.3(f), “Knowledge” of the Company shall also include the actual knowledge of the Company’s and its Subsidiaries’ directors, executive officers and financial advisors.
(g)Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3; or (iv) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company Group) that the Company Board (or a committee thereof) has determined to make in good faith in order to comply with applicable Law, regulation or stock exchange rule or listing agreement, it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.3(g) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 5.3, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.3(e). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed to be (A) a withholding, withdrawal, amendment, or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (C) a Company Board Recommendation Change.
(h)Breach by Representatives. The Company agrees that any material breach of this Section 5.3 by any of its Representatives will be deemed to be a breach of this Agreement by the Company.
Article VI
ADDITIONAL COVENANTS
6.1    Required Action and Forbearance; Efforts.
(a)Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by:

(i)causing the conditions to the Merger set forth in Article VII to be satisfied;
(ii)(1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Merger;
(iii)obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Merger so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Merger; and
(iv)executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Merger.
(b)No Failure to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement (including subject to clause (D) of the second sentence of Section 6.2(a)), neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will take any action, or fail to take any action, that is intended to or has (or would reasonably be expected to have) the effect of preventing, materially impairing or materially delaying the consummation of the Merger or the ability of such Party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1.
(c)No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, the Company Group will not be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.
6.2    Antitrust Filings.
(a)Filing Under the HSR Act and Other Applicable Antitrust Laws. Each of Parent and Merger Sub (and Parent will cause Parent’s “ultimate parent entity” as that term is defined in the HSR Act and its implementing regulations, and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, will (i) file or caused to be filed with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within ten Business Days following the date hereof; and (ii) promptly file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority pursuant to other applicable Antitrust Laws in connection with the Merger, with Parent having primary responsibility for the making of such filings. Each of Parent and the Company will use reasonable best efforts to (A) cooperate and coordinate (and, in the case of the Company, cause its Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) take all action necessary to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger; and (2) obtain any required consents pursuant to any Antitrust Laws applicable to the Merger, in each case as soon as practicable. If any Party receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws applicable to the Merger, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand agree that no Party may extend, or request the extension of, any waiting period or decision period or enter into any agreement or understanding with any Governmental Authority with respect to the Merger without the prior written consent of the other Parties, which shall not be unreasonably withheld, conditioned or delayed.
(b)Divestitures. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger, each of Parent and Merger Sub will (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Company Group; and (B) any other restrictions on the activities of the Company Group; and (ii) contest, defend and appeal, and the Company shall take any such action at the direction of Parent, any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger; provided, that notwithstanding anything in this Agreement to the contrary, nothing in Section 6.1 or this Section 6.2 (other than the first sentence of Section 6.2(a)) shall require or obligate Parent, Merger Sub, or any of Parent’s Affiliates or Subsidiaries to take any action, including any action contemplated by this Section 6.2(b), with respect to any of Parent’s Affiliates (excluding Parent, Merger Sub, the Guarantors (subject to and in accordance with the terms of the Equity Commitment Letter and the Limited Guaranty) and, following the effectiveness of the Merger, any member of the Company Group, but including (x) Blackstone Inc. (“Blackstone”) and any investment funds or investment vehicles affiliated with, or managed and advised by, Blackstone, and (y) any portfolio company (as such term is commonly understood in the private equity industry) or investment of Blackstone or of any such investment fund or investment vehicle, or any interest therein); provided, further, that the Parties shall not be obligated to take any action except if such action is conditioned upon the consummation of the Merger.
(c)Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable Laws, (i) promptly notify the other parties hereto of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental

Authority in respect of the Merger without giving the other parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information; provided, however, that each of Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis.
6.3    Proxy Statement and Other Required SEC Filings.
(a)Proxy Statement. As promptly as reasonably practicable following the date hereof, the Company will prepare and, promptly following the No-Shop Period Start Date, file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3, the Company must include the Company Board Recommendation in the Proxy Statement.
(b)Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. The Company may not file the Proxy Statement or, except to the extent related to a Superior Proposal or Company Board Recommendation Change, any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing. The information supplied by the Company for inclusion or incorporation by reference in any Other Required Parent Filings will not, at the time that such Other Required Parent Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(c)Other Required Parent Filing. If Parent, Merger Sub or any of their respective Affiliates determines that it is required to file any document with the SEC in connection with the Merger or the Company Stockholder Meeting pursuant to applicable Law (an “Other Required Parent Filing”), then Parent and Merger Sub will, and will cause their respective Affiliates to, promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub will cause, and will cause their respective Affiliates to cause, any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither Parent or Merger Sub nor any of their respective Affiliates may file any Other Required Parent Filing (or any amendment thereto) with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent will give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company or its counsel. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, no Other Required Parent Filing may contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company for inclusion or incorporation by reference in any Other Required Parent Filing. The information supplied by Parent, Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing will not, at the time that the Proxy Statement or such Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(d)Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing or any Other Required Parent Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders.
(e)Consultation Prior to Certain Communications. Except to the extent related to a Superior Proposal or Company Board Recommendation Change, the Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.
(f)Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.
(g)Dissemination of Proxy Statement. Subject to applicable Law, the Company will use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement.

6.4    Company Stockholder Meeting.
(a)Call of Company Stockholder Meeting. Subject to the provisions of this Agreement, the Company will take all action necessary in accordance with the DGCL, the Charter, the Bylaws and the rules of Nasdaq to establish a record date for (and, except as required by law, the Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)), duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the 20th Business Day following the mailing of the Proxy Statement to the Company Stockholders. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company will use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval.
(b)Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting if (i) there are holders of an insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting (it being understood that the Company may not postpone or adjourn the Company Stockholder Meeting more than two times pursuant to this clause (i) without Parent’s prior written consent); or (ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law, order or a request from the SEC or its staff. Unless this Agreement is validly terminated in accordance with Section 8.1, the Company will submit this Agreement and the Merger to its stockholders at the Company Stockholder Meeting even if the Company Board (or a committee thereof) has effected a Company Board Recommendation Change.
6.5    Equity Financing.
(a)No Amendments to Equity Commitment Letter. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letter if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Equity Financing; (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing or any other terms to the Equity Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing Date; or (B) make the timely funding of the Equity Financing, or the satisfaction of the conditions to obtaining the Equity Financing, less likely to occur in any respect; or (iii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the Guarantors under the Equity Commitment Letter. Any reference in this Agreement to (1) the “Equity Financing” will include the financing contemplated by the Equity Commitment Letter as amended or modified in compliance with this Section 6.5; and (2) “Equity Commitment Letter” will include such document as amended or modified in compliance with this Section 6.5.
(b)Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof; (ii) satisfy on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Equity Commitment

Letter; (iii) consummate the Equity Financing at or prior to the Closing; (iv) comply with its obligations pursuant to the Equity Commitment Letter; and (vi) enforce its rights pursuant to the Equity Commitment Letter.
(c)Enforcement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.5 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter.
6.6    Cooperation With Debt Financing.
(a)Cooperation with Debt Financing. Prior to the Effective Time, the Company will use its reasonable best efforts to, and will cause each of its Subsidiaries to use their respective reasonable best efforts to and will use reasonable best efforts to cause its and their respective Representatives to use reasonable best efforts to do the following:
(i)provide Parent and Merger Sub with such reasonable cooperation as may be reasonably requested by Parent or Merger Sub to assist them in arranging and consummating the debt financing (if any) to be obtained by Parent or Merger Sub in connection with the Merger (the “Debt Financing”);
(ii)participate (and cause senior management and Representatives, with appropriate seniority and expertise, of the Company to participate), at reasonable times and upon reasonable prior written notice, in a reasonable and limited number of meetings and presentations with actual or prospective lenders, due diligence sessions, drafting sessions and sessions with rating agencies, and otherwise provide reasonable and customary cooperation with the marketing and due diligence efforts for any Debt Financing;
(iii)assist Parent, Merger Sub and the Financing Sources with the timely preparation of customary (A) rating agency presentations, bank information memoranda, confidential information memoranda, lender presentations and similar documents required in connection with or proper for the Debt Financing or customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company; and (B) pro forma financial statements and forecasts of financial statements of the Surviving Corporation for one or more periods following the Closing Date, in each case, based on financial information and data derived from the Company’s historical books and records; provided, however, that no member of the Company Group will be required to provide any information or assistance with respect to the preparation of (x) pro forma financial statements or (y) forecasts of financing statements, in each case of clauses (x) and (y), relating to (i) the determination of the proposed aggregate amount of the Debt Financing and the Equity Financing, the interest rates thereunder or the fees and expenses relating thereto; (ii) the determination of any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (iii) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;
(iv)assist Parent and Merger Sub in connection with the preparation, execution and delivery (but in the case of execution and delivery, solely to the extent any such execution and delivery would only be effective at or after the Effective Time) of any pledge and security documents (including consents, landlord waivers and estoppels, non-

disturbance agreements, non-invasive environmental assessments, non-imputation affidavits, surveys and title insurance as reasonably requested by Parent or Merger Sub), mortgages, currency or interest hedging arrangements and other definitive financing documents and certificates as may be reasonably requested by Parent, Merger Sub or the Financing Sources, obtaining insurance certificates and endorsements, and facilitating the delivery of all stock and other certificates representing equity interests in the Company and its Subsidiaries to the extent required in connection with the Debt Financing, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests (and perfection thereof) in respect of the Debt Financing (including the reaffirmation of the pledge of collateral on or after the Closing Date), it being understood that, in each case, such documents will not take effect until the Effective Time, and providing reasonable cooperation with Parent to obtain customary and reasonable corporate and facilities ratings;
(v)furnish Parent, Merger Sub and the Financing Sources, as promptly as practicable, with the Required Financial Statements and, in each case solely to the extent customarily provided by companies of comparable size and comparable industry in transactions similar to the Debt Financing, financial and other pertinent and customary information regarding the Company Group as may be reasonably requested by Parent, Merger Sub or the Financing Sources to the extent that such information is of the type and form customarily included in a bank confidential information memorandum in connection with the arrangement of financing similar to the Debt Financing or in rating agency presentations, lender presentations or other customary marketing materials;
(vi)provide customary authorization letters, confirmations and undertakings to the Financing Sources authorizing the distribution of information about the Company Group to prospective lenders or investors and containing a representation to the Financing Sources that the information pertaining to the Company Group and based on financial information and data derived from the Company’s historical books and records contained in the disclosure and marketing materials related to the Debt Financing and which was, in each case, provided by the Company, is complete and correct in all material respects and that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries; provided, however, that all such materials have been previously identified to, and provided to, the Company with reasonable advance notice and that the Company has been given an opportunity to review and comment on such materials and exclude any information that the Company believes to constitute material non-public information);
(vii)facilitate and assist in the preparation, execution and delivery of one or more credit agreements, guarantees, certificates and other definitive financing documents as may be reasonably requested by Parent or Merger Sub (including, furnishing all information relating to the Company and its Subsidiaries and their respective businesses to be included in any schedules thereto or in any perfection certificates); provided that the foregoing documentation shall be subject to the occurrence of the Closing Date and shall become effective no earlier than the Effective Time;
(viii)take all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent or Merger Sub to permit the consummation of the Debt Financing;
(ix)promptly furnish (but in no event later than three Business Days prior to the Closing Date) Parent, Merger Sub and the Financing Sources with all documentation and other information about the Company Group as is reasonably requested by the Financing Sources relating to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested in writing at least ten (10) Business Days prior to the Closing Date; and
(x)provide reasonable cooperation in satisfying the conditions precedent set forth in the definitive agreements relating to the Debt Financing to the extent satisfaction thereof requires the cooperation, or is within the control, of the Company, its Subsidiaries or their respective Representatives.
(b)Obligations of the Company. Notwithstanding anything in this Agreement to the contrary, the Company will not be required pursuant to this Section 6.6 or otherwise in connection with the Debt Financing to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (ii) enter into any definitive agreement or distribute any cash (except to the extent subject to concurrent reimbursement by Parent) that will be effective prior to the Closing Date; (iii) give any indemnities in connection with the Debt Financing or any action required to be taken by the Company Group pursuant to Section 6.6(a) (other than customary representation letters, authorization letters and undertakings described in Section 6.6(a)(vi))) that are, in each case, effective prior to the Effective Time; (iv) take any action that, in the good faith determination of the Company, could reasonably be expected to materially interfere with the conduct of the business or operations of the Company Group or could reasonably be expected to create a material risk of damage or destruction to any property or assets of the Company Group; or (v) take any action (including the disclosure of any information) that would reasonably be expected to conflict with or violate its organizational documents or any applicable Laws or would reasonably be expected to result in a violation or breach of, or default under, or create a right of termination or acceleration by and third Person party to, any Material Contract to which any member of the Company Group is a party (so long as such Contract is not entered into by the Company with the intent of availing itself of the limitation set forth in this clause (v)). In addition, (A) no action, liability or obligation of any member of the Company Group or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing or any of the actions required to be taken by the Company Group pursuant to Section 6.6(a). (other than customary representation letters, authorization letters and undertakings described in Section 6.6(a)(vi)) will be effective until the Effective Time, and neither the Company Group nor any of their respective Representatives will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary representation letters, authorization letters and undertakings described in Section 6.6(a)(vi)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time and any such execution shall solely be required only to the extent that such Representative will be continuing in such capacity following Closing; and (B) any bank information memoranda required in relation to the Debt Financing will contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 6.6 will require (1) any officer or Representative of the Company Group to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such officer or Representative; (2) the pre-Closing Company Board to approve any financing or Contracts related thereto (other than, if applicable, approval of the execution of customary representation letters, authorization letters and undertakings described in Section 6.6(a)(vi)), (3) the Company and/or its Subsidiaries to provide any information where access to such information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine, or other legal privilege applicable to such information, (4) any member of the Company Group to deliver any solvency opinions or legal opinions in connection with the Debt Financing, (5) any member of the Company Group or their respective Representatives to take any action that could reasonably be expected to result in personal liability of any such Person, or (6) any member of the Company Group or their respective Representatives to prepare or provide any Excluded Information. Notwithstanding anything to the contrary in this Agreement, a breach of the obligations of the Company or its Subsidiaries set forth in Section 6.6(a) may not be asserted by Parent or Merger Sub as the basis for the termination of this Agreement pursuant to Section 8.1(e).
(c)Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company Group or the reputation or goodwill of the Company Group; (ii) are used solely in connection with a description of the Company, its business and products or the Merger; and (iii) are used in a manner consistent with the other terms and conditions that the Company reasonably imposes.
(d)Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources or prospective Financing Sources and other financial institutions and investors that may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.
(e)Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company Group in connection with the cooperation of the Company Group contemplated by this Section 6.6 (other than any costs and expenses with respect to any information that would be required to be produced by any member the Company Group in the ordinary course of business independent of the obligations set forth in this Section 6.6, including any costs and expenses in preparing the Required Financial Statements).
(f)Indemnification. The Company Group and its Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with any cooperation provided pursuant to this Section 6.6 or the provision of information utilized in connection therewith other than any such amount resulting from their willful misconduct or gross negligence. Parent’s obligations pursuant to Section 6.6(e) and this Section 6.6(f) referred to collectively as the “Reimbursement Obligations.”
(g)No Exclusive Arrangements. In no event will the Guarantors, Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub) enter into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company Group or in connection with the Merger.
(h)No Financing Condition. Parent and Merger Sub each acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing. If the Debt Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to cause the Equity Financing to be funded to fund the Merger and consummate the Merger.
6.7    Anti-Takeover Laws. The Company and the Company Board (and any committee empowered to take such action, if applicable) will (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.
6.8    Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company for the purposes of planning for the potential consummation of the Merger and the operation of the Company following the Closing, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or regulation requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets of third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Nothing in this Section 6.8 will be construed to require the Company Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company Group or create a risk of damage or destruction to any property or assets of the Company Group. Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company, or another person designated by the Company.
6.9    Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.
6.10    Directors’ and Officers’ Exculpation, Indemnification and Insurance.
(a)Indemnified Persons. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company Group pursuant to any indemnification agreements between a member of the Company Group and any of its current or former directors or officers (and any person who becomes a director or officer of a member of the Company Group prior to the Effective Time) (collectively, the “Indemnified Persons”) or employees for any acts or omissions by such Indemnified Persons or employees occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date hereof. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.
(b)Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law or pursuant to any indemnification agreements with the Company and any of its Subsidiaries in effect on the date hereof, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company Group or its Affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time; and (ii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto); (B) each Indemnified Person will be entitled to retain his or her own counsel, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; (C) the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible). Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.
(c)D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, and in lieu of maintaining the D&O Insurance pursuant to this Section 6.10(c), the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect.
(d)Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.
(e)No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if such person were a Party. The rights of the Indemnified Persons (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company Group; or (iv) applicable Law (whether at law or in equity).
(f)Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 6.10 will be joint and several.
(g)Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11    Employee Matters.
(a)Existing Arrangements. From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of the Employee Plans and compensation and severance arrangements in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from in any way amending, modifying or terminating any such Employee Plans or compensation or severance arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.
(b)Employment; Benefits. As of the Closing, the Surviving Corporation or one of its Subsidiaries will continue to employ the employees of the Company Group as of the Effective Time. For a period of one year following the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) either (i) maintain for the benefit of each Continuing Employee the Employee Plans and any other employee benefit plans or other compensation and severance arrangements (other than, subject to Section 6.11(b), individual employment agreements) of the Surviving Corporation or any of its Subsidiaries (the “Company Plans”) at benefit levels that are substantially comparable in the aggregate to those in effect at the Company or its applicable Subsidiaries on the date hereof, and provide compensation and benefits (other than individual employment agreements) to each Continuing Employee pursuant to such Company Plans; (ii) provide compensation, benefits and severance payments (other than equity-based benefits and, subject to Section 6.11(b), individual employment agreements) to each Continuing Employee that are substantially comparable in the aggregate to the compensation, benefits and severance payments (other than equity-based benefits and individual employment agreements) provided to such Continuing Employee immediately prior to the Effective Time (“Comparable Plans”); or (iii) provide some combination of Company Plans and Comparable Plans such that each Continuing Employee receives compensation, benefits and severance payments (other than equity-based benefits and, subject to Section 6.11(b), individual employment agreements) that, taken as a whole, are substantially comparable in the aggregate to the compensation, benefits and severance payments (other than equity-based benefits and individual employment agreements) provided to such Continuing Employee immediately prior to the Effective Time. In each case, base compensation and target incentive compensation opportunity will not be decreased for a period of one year following the Effective Time for any Continuing Employee employed during that period. For a period of one year following the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide severance benefits to eligible employees in accordance with the Company’s severance plans, guidelines and practices as in effect on the date hereof and that have been made available to Parent prior to the Closing Date.
(c)New Plans. To the extent that a Company Plan or Comparable Plan is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company Group prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than the Company Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any

Continuing Employee, the Surviving Corporation will cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and the Surviving Corporation will cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iii) credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will not be subject to accrual limits or other forfeiture and will not limit future accruals (except to the extent that such limits or forfeitures applied under the Company Plans in effect as of the date hereof).
(d)No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 6.11, require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.
6.12    Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.
6.13    Notification of Certain Matters.
(a)Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.13(a).

(b)Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.13(b).
6.14    Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will each be reasonably acceptable to the other Party. Thereafter, the Company and its Affiliates (other than with respect to the portion of any communication relating to a Company Board Recommendation Change), on the one hand, and Parent and Merger Sub and their Affiliates (other than with respect to the portion of any communication relating to a Company Board Recommendation Change), on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger, except that the Parties will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable Law, regulation or stock exchange rule or listing agreement; (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); or (iii) solely to the extent related to a Superior Proposal or Company Board Recommendation Change.
6.15    Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.
6.16    Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.
6.17    Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.
6.18    Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole member of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the Limited Liability Company Act of the State of Delaware.
6.19    No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.
6.20    No Employment Discussions. Except as approved by the Board of Directors Company, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent and Merger Sub will not, and will not permit any of their Subsidiaries or Affiliates to directly or indirectly authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any director or executive officer of the Company or any of their respective Affiliates, (i) regarding any continuing employment or consulting relationship with the Surviving Corporation from and after the Effective Time; or (ii) pursuant to which any such Person would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; or (iii) pursuant to which such Person would agree to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.
6.21    Promissory Note. Immediately prior to the Effective Time, to the extent requested by Parent in order to memorialize the transfer by the Company to Parent of cash on hand of the Company as of the Closing that is available to be used in connection with the transactions contemplated by the Merger Agreement (it being acknowledged and agreed that such transfer shall be conditioned upon the occurrence of the Closing and such transferred cash shall be used by Parent solely to fund the payments contemplated by Section 4.11(c)), Parent shall issue a promissory note to the Company, the amount and terms of which shall be reasonably determined by Parent.
Article VII
CONDITIONS TO THE MERGER
7.1    Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions:

(a)Requisite Stockholder Approval. The Company will have received the Requisite Stockholder Approval at the Company Stockholder Meeting.
(b)Antitrust Laws. The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated.
(c)No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger by any Governmental Authority of competent jurisdiction, that in each case prohibits or enjoins the consummation of the Merger.
7.2    Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:
(a)Representations and Warranties.
(i)Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not have a Company Material Adverse Effect.
(ii)The representations and warranties set forth in Section 3.1 (Organization; Good Standing), Section 3.3 (Corporate Power; Enforceability), Section 3.4 (Company Board Approval; Fairness Opinion; Anti-Takeover Laws), Section 3.5 (Requisite Stockholder Approval), Section 3.6(a) (Non-Contravention), Section 3.8(e) (Other Rights) and Section 3.19 (Brokers) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).
(iii)The representations and warranties set forth in Section 3.8(a) (Capital Stock) and in the second sentence of Section 3.8(b) (Stock Reservation), will be true and correct in all respects as of the Closing Date (in each case (A) without giving effect to any Company Material Adverse Effect or other materiality qualifications; and (B) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, that is more than $7,500,000.
(iv)The representation and warranty set forth in the last sentence of Section 3.26 (Absence of Certain Changes) will be true and correct in all respects.
(b)Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.
(c)Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.
(d)Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date hereof that is continuing.
7.3    Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:
(a)Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for (i) any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement; and (ii) those representations and warranties that address matters only as of a particular date, which representations will have been true and correct as of such particular date, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.
(b)Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.
(c)Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.
Article VIII
TERMINATION, AMENDMENT AND WAIVER
8.1    Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;
(b)by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger by any Governmental Authority of competent jurisdiction that prohibits or enjoins the consummation of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order;
(c)by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., Pacific time, on May 29, 2024 (the “Termination Date”), it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) (1) Parent if the Company has the valid right to terminate this Agreement pursuant to Section 8.1(g); or (2) the Company if Parent has the valid right to terminate this Agreement pursuant to Section 8.1(e); and (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (B) the failure of the Effective Time to have occurred prior to the Termination Date;
(d)by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof);
(e)by Parent (whether prior to or after the receipt of the Requisite Stockholder Approval), if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 45 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that (i) Parent will not be entitled to terminate this Agreement if such breach has been cured prior to termination (to the extent capable of being cured) and (ii) Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if, at the time that such termination would otherwise take effect in accordance with the foregoing, Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3;
(f)by Parent, if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, except that Parent’s right to terminate this Agreement pursuant to this Section 8.1(f) will expire at 5:00 p.m., Pacific time, on the 10th Business Day following the date on which such right to terminate first arose;
(g)by the Company (whether prior to or after the receipt of the Requisite Stockholder Approval), if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 45 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that (i) the Company will not be entitled to terminate this Agreement if such breach has been cured prior to termination (to the extent capable of being cured) and (ii) the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if, at the time that such termination would otherwise take effect in accordance with the foregoing, the Company has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2; or
(h)by the Company, at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into a definitive Alternative Acquisition Agreement providing for the consummation of the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal; and (iv) concurrently with such termination the Company pays the Company Termination Fee due to Parent in accordance with Section 8.3(b).
8.2    Manner and Notice of Termination; Effect of Termination.
(a)Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.
(b)Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that Section 6.6(f), Section 6.6(g), Section 6.14, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing but subject to Section 8.3(e), nothing in this Agreement will relieve any Party from any liability for any willful and material breach of this Agreement. For the avoidance of doubt, in the event of termination of this Agreement, the Financing Sources will have no liability to the Company, any of its Affiliates or any of its or their direct or indirect equityholders hereunder or otherwise relating to or arising out of the transactions contemplated hereby or any Debt Financing (including for any willful and material breach), provided that the foregoing shall not preclude any liability of the Financing Sources to the Parent, Merger Sub and its Affiliates under agreements among the Financing Sources and such Persons, and after the occurrence of the Effective Time, under any definitive agreements with the Company Group relating to any Debt Financing. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, the Guaranty, or the Equity Commitment Letter, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.
8.3    Fees and Expenses.
(a)General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Parent will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes or fees arising out of or in connection with entering into this Agreement and the consummation of the Merger.
(b)Company Payments.
(i)If (A) this Agreement is validly terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e); (B) at the time of such termination, the conditions set forth in Section 7.1(b) and Section 7.1(c) have been satisfied or are capable of being satisfied and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), an Acquisition Proposal for an Acquisition Transaction has been publicly announced or disclosed and not withdrawn or otherwise abandoned; and (D) within one year following the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company will concurrently with the consummation of such Acquisition Transaction pay to Parent an amount equal to $72,000,000 (the “Company Termination Fee”). For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”
(ii)If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within two Business Days) following such termination pay to Parent the Company Termination Fee.
(iii)If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must prior to or concurrently with such termination pay to Parent the Company Termination Fee; provided, that if (A) such termination occurs prior to the later of (1) the No-Shop Period Start Date and (2) one day following the expiration of any Notice Period commenced prior to the No-Shop Period Start Date and (B) the Company enters into a definitive Alternative Acquisition Agreement to consummate an Acquisition Transaction substantially concurrently with such termination, then the “Company Termination Fee” shall mean an amount equal to $36,000,000.
(c)Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.
(d)Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof, the Company will pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law. All payments under this Section 8.3 shall be made by the Company to Parent by wire transfer of immediately available funds to the account set forth on Schedule 8.3.
(e)Sole and Exclusive Remedy.
(i)Under no circumstances will the collective monetary damages payable by Parent, Merger Sub or any of their Affiliates for breaches under this Agreement, the Guaranty or the Equity Commitment Letter exceed an amount equal to $144,000,000 plus the Reimbursement Obligations in the aggregate for all such breaches (the “Parent Liability Limitation”). In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against (A) Parent, Merger Sub or the Guarantors; or (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates (other than Parent, Merger Sub or the Guarantors), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and the Guarantors (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”), and in no event will the Company Group be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Equity Commitment Letter, the Guaranty or the transactions contemplated hereby and thereby (including, any breach by the Guarantors, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company Group may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(a), as applicable); provided that the foregoing shall not preclude any liability of the Financing Sources to Parent, Merger Sub and its Affiliates under agreements among the Financing Sources and such Persons, and after the occurrence of the Effective Time, under any definitive agreements with the Company Group relating to any Debt Financing. Other than the Guarantors’ obligations under the Guaranty and the Equity Commitment Letter and other than the obligations of Parent and Merger Sub to the extent expressly provided in this Agreement, in no event will any Parent Related Party or any other Person other than the Guarantors, Parent and Merger Sub have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the Merger.

(ii)Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 8.3(b) (and any payments owed pursuant to Section 8.3(d)) will be the only monetary damages of Parent and Merger Sub and each of their respective Affiliates may recover from (A) the Company Group and its Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company Group and its Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure, and upon payment of such amount, (1) none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.3(a) and Section 8.3(d), as applicable); and (2) none of Parent, Merger Sub or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.3(a) and Section 8.3(d), as applicable). Under no circumstances will the collective monetary damages payable by the Company for breaches under this Agreement (taking into account the payment of the Company Termination Fee pursuant to this Agreement) exceed $72,000,000 in the aggregate for all such breaches (plus any payments owed pursuant to Section 8.3(d)) (the “Company Liability Limitation”). In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation against any of the Company Related Parties, and in no event will Parent or Merger Sub be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure.
(f)Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in Section 8.3(e), it is agreed that Parent, Merger Sub and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.8(b), except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 9.8(b), under no circumstances will the Company be permitted or entitled to receive both specific performance of the type contemplated by Section 9.8(b) and any monetary damages.
(g)Non-Recourse Parent Party. In no event will the Company seek or obtain, nor will they permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, the Guarantors, Parent and Merger Sub) with respect to this Agreement, the Equity Commitment Letter or the Guaranty or the transactions contemplated hereby and thereby (including any breach by the Guarantors, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement or the Guarantors to the extent expressly provided for in the Guaranty or the Equity Commitment Letter.
8.4    Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 8.2(b), Section 8.3(e), Section 8.6, Section 9.3(c), the last sentence of Section 9.6, Section 9.8(b), Section 9.9, Section 9.10(b), Section 9.11 and this Section 8.4 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of the provisions relating to the Financing Sources set forth in Section 8.2(b), Section 8.3(e), Section 8.6, Section 9.3(c), the last sentence of Section 9.6, Section 9.8(b), Section 9.9, Section 9.10(b), Section 9.11 or this Section 8.4) may not be amended, modified or altered without the prior written consent of the Financing Sources party to any agreement with Parent or Merger Sub with respect to the Debt Financing.
8.5    Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.
8.6    No Liability of Financing Sources. None of the Financing Sources will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at Law or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Financing Sources hereunder or thereunder; provided, that nothing in this Section 8.6 shall limit the rights of the Company and its Affiliates from and after the Effective Time under any debt commitment letter or the definitive debt documents executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto.
Article IX
GENERAL PROVISIONS
9.1    Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2    Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission (provided that (A) the subject line of such email states that it is a notice delivered pursuant to Section 9.2 of this Agreement and (B) the sender of such email does not receive written notification of delivery failure), in each case to the intended recipient as set forth below:
(a)if to Parent or Merger Sub to:
c/o Blackstone Management Partners, L.L.C.
101 California Street, 44th Floor
San Francisco, California 94111
Attention: Sachin Bavishi; Tushar Gupta
Email: ***; ***
with a copy (which will not constitute notice) to:
Kirkland & Ellis LLP
555 California Street
San Francisco, California 94104
Attn: Sean Z. Kramer, P.C.
Email: ***
and
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn: Daniel Wolf, P.C.; Marshall P. Shaffer, P.C.; Daniel Yip
Email: ***; ***; ***
(b)if to the Company (prior to the Effective Time) to:
Rover Group, Inc.
720 Olive Way, 19th Floor
Seattle, WA 98101
Attn: Charlie Wickers, CFO
Email: ***
with a copy (which will not constitute notice) to:
Wilson Sonsini Goodrich & Rosati P.C.
One Market Plaza, Spear Tower, Suite 3300
San Francisco, CA 94105
Attn: Michael Nordtvedt; Robert Ishii; Remi Korenblit
Email: ***; ***; ***
Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.
9.3    Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties to the Equity Commitment Letter, or the Guarantors pursuant to the Guaranty; or (ii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Common Stock, Company RSUs and Company Options pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.
9.4    Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Blackstone Management Partners, L.L.C. and the Company have previously executed a confidentiality agreement in connection with the contemplated transaction as set forth on Schedule 9.4 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to direct their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.
9.5    Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Voting Agreements, the Guaranty and the Equity Commitment Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.
9.6    Third Party Beneficiaries. Except as set forth in Section 6.10 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.10; (b) if a court of competent jurisdiction has declined to grant specific performance and has instead granted an award of damages, then the Company may enforce such award and seek additional damages on behalf of the holders of shares of Company Common Stock, Company RSUs and Company Options (which Parent, Merger Sub and the

Guarantors acknowledge and agree may include damages based on a decrease in share value or lost premium) subject to the limitations set forth in Section 8.3(e)(i); (c) if Parent or Merger Sub wrongfully terminates or willfully breaches this Agreement, or if the Guarantors wrongfully terminate or willfully breach the Guaranty, then, following the termination of this Agreement, the Company may seek damages and other relief (including equitable relief) on behalf of the holders of shares of Company Common Stock, Company RSUs and Company Options (which Parent, Merger Sub and the Guarantors acknowledge and agree may include damages based on a decrease in share value or lost premium) subject to the limitations set forth in Section 8.3(e)(i); and (d) from and after the Effective Time, the rights of the holders of shares of Company Common Stock, Company RSUs and Company Options to receive the merger consideration set forth in Article II. The rights granted pursuant to clause (b) and clause (c) of the second sentence of this Section 9.6 will only be enforceable on behalf of the holders of shares of Company Common Stock, Company RSUs and Company Options by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock, Company RSUs or Company Options and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith and subject to the limitations set forth in Section 8.3(e)(i)) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company; or (B) retained by the Company for the use and benefit of the Company in any manner that the Company deems fit. The provisions of Section 8.2(b), Section 8.3(e), Section 8.4, Section 8.6, Section 9.3(c), Section 9.8(b), Section 9.9, Section 9.10(b), Section 9.11 and the last sentence of this Section 9.6 will inure to the benefit of the Financing Sources and their successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources and their respective successors and assigns).
9.7    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.8    Remedies.
(a)Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).
(b)Specific Performance.
(i)The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this

Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject to Section 8.6, (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. It is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Merger Sub’s obligations to consummate the Merger and cause the Equity Financing to be funded to fund the Merger (including to cause Parent to enforce the obligations of the Guarantors under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) or directly enforcing the Guarantors’ obligation to fund the Equity Financing under, and in accordance with and subject to terms and conditions set forth in, the Equity Commitment Letter. Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any Debt Financing under the terms thereof, none of the Company and its Affiliates and their direct and indirect equityholders shall have any rights or claims (whether in contract or in tort or otherwise) against any Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, and in no event shall the Company, any of its Affiliates or its or their direct or indirect equityholders be entitled to directly seek the remedy of specific performance of this Agreement against any Financing Source.
(ii)The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.
9.9    Governing Law. This Agreement is governed by and construed in accordance with the Laws of the State of Delaware.
9.10    Consent to Jurisdiction.
(a)General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger and the Guaranty, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Guaranty or the transactions contemplated hereby or thereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Guaranty or the transactions contemplated hereby or thereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Guaranty or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.
(b)Jurisdiction for Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in Law or in equity, in contract, in tort or otherwise, to the extent involving the Financing Sources arising out of, or relating to, the Merger, the Debt Financing, or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt commitment letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the Laws of the State of New York.
9.11    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE GUARANTY, THE EQUITY COMMITMENT LETTER, THE DEBT FINANCING OR THE EQUITY FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES). EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12    Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.
9.13    Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or other electronic signature system (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.
9.14    No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and, except as provided by the express terms thereof, nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.
[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.
BISCUIT PARENT, LLC

By: /s/ Sachin Bavishi
Name: Sachin Bavishi
Title: Co-President
BISCUIT MERGER SUB, LLC

By: /s/ Sachin Bavishi
Name: Sachin Bavishi
Title: Co-President

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.
ROVER GROUP, INC.

By: /s/ Aaron Easterly
Name: Aaron Easterly
Title: Chief Executive Officer
Signature Page to Agreement and Plan of Merger

EXHIBIT A
Guarantors

Blackstone Capital Partners VIII (Lux) SCSp
Blackstone Capital Partners VIII (Ontario) L.P.
Blackstone Capital Partners VIII L.P.
Blackstone Family Investment Partnership VIII - ESC L.P.
Blackstone Family Investment Partnership VIII - SMD L.P.
BTAS NQ Holdings L.L.C.